FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒          Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 2nd September , 2005
Efstratios-Georgios (Takis) Arapoglou

Chairman - Chief Executive Officer

PRESS RELEASE

NBG Board of Directors’ decision

regarding the Bank’s management structure

At its meeting held today, 1 September 2005, NBG’s Board of Directors decided as follows:

•      To maintain NBG’s current management structure

•      To renew the contracts of seven General Managers

•      To appoint three new General Managers.

Specifically:

•                  Mr Stavros Gatopoulos is appointed General Manager of Human Resources and Group Internal Communications. Mr Gatopoulos has long-standing experience in Human Resources matters at Citibank Greece and overseas and recently in Citigroup Europe. As of 1 October 2005 Mr Gatopoulos will replace Mr A. Triantafyllidis, who will remain as special Advisor to Management on personnel matters.

•                  Mr Petros Economou is appointed General Manager of Legal Services. Mr Economou, formerly General Manager of Legal Services and Legal Counselor to Management of Ionian Bank and Alpha Bank, will replace Mr A. Karabelas. Mr Karabelas will continue to contribute to the work of the Management as special Legal Advisor until his retirement on 30 June 2006.

•                  Mr Alexandros Georgitsis is appointed General Manager of Retail Banking. Mr Georgitsis has held senior management positions and has long-standing experience in multinational consumer product companies and in the management of retail distribution networks.

Mr Georgitsis is to replace Mr I. Filos who is leaving the Bank after 42 years of service.

Athens, 1 September 2005

PRESS RELEASE

Merger between National Bank of Greece and National Real Estate

The Boards of Directors of National Bank of Greece and National Real Estate, further to their decisions dated 29.7.2005 regarding the merger of the two companies through absorption of the latter by the Bank, met today and decided to propose to the General Meetings of their Shareholders the following share exchange ratio: two shares of the absorbing National Bank for 15 shares of the absorbed National Real Estate.

The valuation methods used to determine the relative values and the share exchange ratio between the two entities comprised market capitalization, market multiples, comparable transactions and analysis of the fundamentals of the two companies.

As already announced, the merger shall be effected pursuant to the provisions of Law 2166/1993, art. 1-5, Companies’ Act 2190/20, art. 69 et seq. and Law 2515/1997, art. 16, as amended, subject to due observance of legal procedures and to all corporate resolutions and authorities’ approvals.

PriceWaterhouseCoopers and KPMG were appointed as auditors in order to certify the book value of National Bank of Greece’s and National Real Estate’s assets, respectively, as at the transformation balance sheets date (31.7.2005). They will also review the draft merger agreement and provide an opinion as to the fairness and reasonableness of the share exchange ratio.

The auditors’ report will be submitted to the General Meetings of the two companies. In addition, the Boards of Directors of National Bank of Greece and National Real Estate will draft detailed reports in which they will explain and justify the draft merger agreement from a legal and financial perspective and, in particular, the share exchange ratio. These reports will also be submitted to the two companies’ General Meetings.

On completion of the merger, subject to the above conditions, and cancellation of National Real Estate shares owned by National Bank, NBG’s total number of shares will increase by 2,670,367 shares which, added to NBG’s existing shares pursuant to completion of its merger with National Investment Company (i.e. 336,599,045), will raise the total number of NBG’s shares to 339,269,412.

Athens, 1 September 2005

ANNOUNCEMENT

National Bank of Greece announces that between 1 June and 31 August 2005 it bought 106,075 own shares (0.03%) at an average purchase price of €29.45 per share. This share purchase was carried out by virtue of BoD resolution of 17 May 2005, in implementation of the resolution of the Annual General Meeting of Shareholders of the same date regarding the purchase, by 31 May 2006, of own shares up to an amount equal to 5% of total stock, including stock owned by the Bank from time to time, in accordance with article 16, par. 5 of Companies’ Act 2190/1920. Following this purchase, the Bank today possesses a total of 1,751,310 own shares, or 0.53% of its current share capital.

Athens, 1 September 2005

ANNOUNCEMENT

National Bank of Greece announces that between 6 September and 31 December 2005 it intends to purchase up to 5,000,000 own shares, at a price of no less than €4.50 and no more than €37.00 per share. This purchase will be carried out by virtue of BoD resolution of 1 September 2005, in implementation of the resolution of the Annual General Meeting of Shareholders of 17 May 2005 regarding the purchase, by 31 May 2006, of own shares up to an amount equal to 5% of total stock, including stock owned by the Bank from time to time, in accordance with article 16, par. 5 of Companies’ Act 2190/1920.

Athens, 1 September 2005